

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

Via E-mail
Mr. Joseph E. Miller
Chief Financial Officer
Griffin Capital Corporation
2121 Rosecrans Avenue, Suite 3321
El Segundo, CA 90245

> **Re: Griffin Capital Net Lease REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 26, 2012**
> **File No. 0-54377**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Griffin Capital Net Lease REIT, Inc. for the fiscal year ended December 31, 2011

Financial Statements

Consolidated Statements of Operations, page F-4

1. Please tell us how your income statement presentation complies with Rule 5-03 regulation S-X given your placement of interest income and interest expense.

2. We note that you have included distributions declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Real Estate

Purchase Price Allocation, page F-9

3. We note your disclosure related to below-market leases. Please tell us is sufficient detail how you make the determination that renewal rent is sufficiently below a fair market rental rate at the time of renewal when making your determination of the amortization period to apply to below-market lease intangibles. In your response, tell us whether or not you apply thresholds and otherwise describe how you specifically determine the appropriate noncancellable lease term when there are below-market extension options on the lease.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief